EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-125276) and related Prospectus of Cal Dive International, Inc. for the registration of $300,000,000 of Convertible Senior Notes due 2025 and 6,651,885 shares of its common stock and to the incorporation by reference therein of our reports dated March 11, 2005, with respect to the consolidated financial statements of Cal Dive International, Inc. and Subsidiaries, Cal Dive International, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Cal Dive International, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Houston, Texas
July 28, 2005